Exhibit 99.1

Quhuo Announces Receipt of Nasdaq Notification Regarding Late Filing of Annual Report on Form 20-F

BEIJING, May 19, 2022 /GLOBE NEWSWIRE/ — Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”), a leading gig economy platform from China, today announced that it received a notification letter dated May 18, 2022 (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”), indicating that the Company is no longer in compliance with the Nasdaq Listing Rules since the Company has not yet filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). Nasdaq Listing Rule 5250(c)(1) requires Nasdaq-listed companies to timely file all periodic reports.

This Notification Letter has no immediate effect on the listing of the Company’s American depositary shares on the Nasdaq Global Market. Pursuant to the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notification Letter to submit a plan to regain compliance with Nasdaq Listing Rules (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, it may grant the Company an extension until November 14, 2022 to regain compliance. The Company expects either to file its 2021 Form 20-F or submit the Compliance Plan within the prescribed 60-day period.

As previously reported by the Company in its Notification of Late Filing on Form 12b-25, filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2022, the Company was unable to file the 2021 Form 20-F within the prescribed period because the Company needs additional time to compile all the information necessary to complete its annual financial statements to be included therein. The Company failed to file the 2021 Form 20-F within the 15-day extension period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended, primarily because certain documents were not provided by third parties as scheduled. The Company currently expects to file the 2021 Form 20-F upon receipt of such third-party documents by the end of June 2022.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Quhuo

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) is a leading workforce operational solutions platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, primarily including on-demand food delivery, mobility services, housekeeping and accommodation. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and end consumers to enable the delivery of goods, services and experiences to consumers.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

Media Contact

Vice President

Quhuo Limited

Ba Zhen

barry@meishisong.cn

Investor Relations

Quhuo Limited

Yu Chen

E-mail: ir@meishisong.cn